Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-170432, 333-174031, 333-171909 and 333-171910 on Form S-8 of our reports dated February 29, 2012, relating to the financial statements and financial statement schedule of The Howard Hughes Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the allocations of certain operating expenses from General Growth Properties, Inc included in the Company’s combined financial statements prior to November 9, 2010), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 29, 2012